Prudential Utility Fund, Inc.
For the Annual period ended 12/31/98
File number 811-3175

                   SUB-ITEM 77J


       Reclassification of Capital Accounts

       The   Fund   accounts   for   and   reports
distributions  to shareholders in accordance  with
the   American   Institute  of  Certified   Public
Accountants'    Statement   of   Position    93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income; Capital Gain,  and  Return
of  Capital Distributions by Investment Companies.
The  effect  of  applying this  statement  was  to
increase  undistributed net investment  income  by
$184,122,  decrease accumulated net realized  gain
on investments by $25,078,864 and increase paid-in-
capital   by  $24,894,742   for  realized  foreign
currency gains and for redemptions utilized as distributions for federal income tax purposes during the year ended December 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.